UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Further to Medigus Ltd.’s (the “Company”) notice and proxy statement for the extraordinary general meeting of shareholders (the “Meeting”), that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on January 14, 2021, and in accordance with rules adopted by the Israeli authorities, the Company will hold its Meeting virtually via a Zoom videoconference at the same date and time, Thursday, February 11, 2021 at 10:00 a.m. (Eastern Time) / 5:00 p.m. (Israel time). The Meeting will not take place physically.

Shareholders who wish to participate in the Meeting are asked to register to attend, in person or by a designated representative, by e-mailing, no later than at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time) on Thursday, February 11, 2021, a notice of attendance (the “Notice”) to the Company’s Chief Financial Officer, Mr. Oz Adler at oz.adler@medigus.com. The Meeting’s Zoom link will be sent to the e-mail address indicated in the Notice, along with further instructions.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: February 9, 2021	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer

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